AMERICAN BONANZA GOLD CORP.
TSX: BZA

August 10, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:         Ms. Tia L. Jenkins

Dear Sirs/Mesdames:

Re:	American Bonanza Gold Corp.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 000-29916

This response is submitted under the Closing Comments of your letter to American Bonanza Gold Corp. (the “Company”) dated July 23, 2012, which required that the Company provide a written statement acknowledging certain items set forth in your letter.

Accordingly, the Company hereby acknowledges as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN BONANZA GOLD CORP.

By: /s/ Joe Chan
Name: Joe Chan
Title: Vice President & Chief Financial Officer

American Bonanza Gold Corp.
Suite 1238 – 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4
Telephone (604) 688-7523
Facsimile (604) 681-0122